                                   INVITATION
                                       BY
                            THE FORTRESS GROUP, INC.

                      TO HOLDERS TO OFFER TO SELL FOR CASH
  AT PRICES DESIGNATED BY THE OFFERING HOLDERS ANY OR ALL OF THEIR HOLDINGS OF
                          13.75% SENIOR NOTES DUE 2003

                                  -------------

The Fortress Group, Inc. (the "Company") invites each owner (a "Holder") of the above-referenced notes issued by the Company (the "Notes") to submit to The Bank of New York (the "Depositary") offers to sell any or all of the Notes held by such Holder to the Company at a purchase price designated by such Holder, subject to a minimum of $450 per $1,000 principal amount (the "Minimum Offer Price") and a maximum of $540 per $1,000 principal amount (the "Maximum Offer Price") (as further described under "TERMS OF THE INVITATION -- Modified Dutch Auction Procedures"), upon the terms and conditions specified in this Invitation and the accompanying Letter of Transmittal (collectively sometimes referred to herein as the "Invitation").

The maximum aggregate principal amount of the Notes the Company may purchase pursuant to the Invitation is approximately $27.8 million in the event the Clearing Price equals the Maximum Offer Price and approximately $33.3 million in the event the Clearing Price (as defined below) equals the Minimum Offer Price. As of the date hereof, the aggregate outstanding principal amount of the Notes is $54.2 million.

Under the "Modified Dutch Auction" procedure, the Company will accept offers in the order of lowest to highest offer prices, continuing until the Company has purchased Notes at an aggregate purchase price (excluding accrued interest) of $15 million (the "Maximum Amount"). Under this procedure, the Company will pay to each Holder whose offer is accepted the highest price offered for Notes and accepted by the Company (the "Clearing Price"), even if that price is higher than the price offered by such Holder. Under this procedure, all offers of Notes below the Clearing Price will be accepted and all offers above the Clearing Price will be rejected. However, to the extent acceptance of all offers at the Clearing Price would cause the aggregate purchase price (excluding accrued interest) to exceed $15 million, the Company will allocate its acceptance of offers at the Clearing Price among all such offers on a pro rata basis as described under "TERMS OF THE INVITATION -- Modified Dutch Auction Procedures".

Tenders of Notes may be withdrawn at any time on or prior to the Expiration Date (as defined below).

The Invitation will expire at 11:59 p.m., New York City time, on December 19, 2001, unless extended or earlier terminated (such time and date, as the same may be extended or earlier terminated, the "Expiration Date"). The Company's obligations in respect of the Invitation are conditioned on the satisfaction of the conditions set forth herein.

The Company intends to finance its purchases of Notes under this Invitation utilizing substantially all of the net proceeds of the sale of its equity interests in Galloway Enterprises, LLC ("Galloway") and Sunstar Enterprises, LLC ("Sunstar"), two subsidiaries of the Company. The Company will settle all payment obligations with respect to Notes accepted for purchase pursuant to the Invitation, as soon as practicable following such acceptance but in no event later than the third business day following the Expiration Date (the "Settlement Date"). Notes that are tendered and are accepted for purchase by the Company will be purchased at the Clearing Price, plus interest accrued but unpaid up to but not including the Settlement Date.




                    The Dealer Manager for the Invitation is:

                         BANC OF AMERICA SECURITIES LLC
                                NOVEMBER 21, 2001

                 IMPORTANT INFORMATION REGARDING TENDER DELIVERY

Any Holder desiring to tender Notes should either (a) complete and sign the Letter of Transmittal or a facsimile copy, in accordance with the instructions therein, mail or deliver it and any other required documents to the Depositary, and deliver the certificates for the tendered Notes to the Depositary (or transfer such Notes pursuant to the book-entry transfer procedures described herein), (b) request the Holder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction or (c) tender through The Depository Trust Company ("DTC") pursuant to DTC's Automated Tender Offer Program ("ATOP"). A HOLDER WITH NOTES REGISTERED IN THE NAME OF A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE MUST CONTACT THAT BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE IF HE DESIRES TO TENDER THOSE NOTES. To be valid, tenders must be received by the Depositary on or before the Expiration Date.

Until the Expiration Date, any Holder desiring to tender such Holder's Notes and whose Notes are not available on a timely basis, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Notes by following the procedures for guaranteed delivery set forth under "TERMS OF THE INVITATION -- Procedure for Tendering Notes."

                                   ----------

This Invitation and the Letter of Transmittal contain important information which should be read before a decision is made with respect to the Invitation.

                                   ----------

No dealer, salesperson or other person is authorized to give any information or to make any representations with respect to the matters described in this Invitation (which includes the materials appended hereto) other than those contained herein or in the documents incorporated by reference herein and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Dealer Manager. This Invitation and the related documents do not constitute an offer to buy or the solicitation of an offer to sell Notes in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Invitation to be made by a licensed broker or dealer, the Invitation shall be deemed to be made on behalf of the Company by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction. Neither the delivery of this Invitation (which includes the materials appended hereto) nor any purchase of Notes shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof, or that the information herein is correct as of any time subsequent to the date hereof.

                                   ----------

                                TABLE OF CONTENTS


                                                                                           Page
                                                                                           ----
IMPORTANT INFORMATION REGARDING TENDER DELIVERY..............................................2
TERMS OF THE INVITATION......................................................................4
CERTAIN CONSIDERATIONS.......................................................................9
SOURCE AND AMOUNT OF FUNDS..................................................................11
certain federal income tax consequences.....................................................11
DEALER MANAGER AND DEPOSITARY...............................................................12
AVAILABLE INFORMATION.......................................................................13
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE...........................................13

                             TERMS OF THE INVITATION

GENERAL

On the terms and subject to the conditions set forth in this Invitation and any supplements or amendments hereto and in the related Letter of Transmittal, the Company hereby offers to purchase the Notes for cash up to the Maximum Amount.

On the terms and subject to the conditions hereof (including the terms and conditions of any extension or amendment hereto), the Company will accept for payment Notes that are validly tendered (and not withdrawn) on or prior to the Expiration Date, up to the Maximum Amount and subject to the Modified Dutch Auction procedures described below. See "-- Modified Dutch Auction Procedures." Payment for Notes will be made on the Settlement Date. Each tendering Holder whose Notes are accepted for payment pursuant to the Invitation will receive the Clearing Price therefor per $1,000 principal amount thereof plus interest accrued but unpaid up to but not including the Settlement Date.

The Invitation and the payment for the Notes are conditioned on, among other things, satisfaction of the conditions to the Invitation set forth herein. If any condition to the Invitation is not satisfied on or prior to the Expiration Date, the Company reserves the right (but will not be obligated), subject to applicable law and withdrawal rights provided for herein, (i) to terminate the Invitation and not accept for payment and purchase the tendered Notes and return all tendered Notes to tendering Holders, (ii) to waive all the unsatisfied conditions and accept for payment and purchase all Notes that are validly tendered and not withdrawn prior to the Expiration Date, (iii) to extend the Invitation at any time and retain the Notes that have been tendered during the period or periods for which the Invitation is extended or (iv) to amend the Invitation. The Company also reserves the right to terminate the Invitation on a date earlier than the Expiration Date. See "-- Conditions to the Invitation."

Notes may be tendered and will be accepted for purchase only in denominations of $1,000 principal amount and integral multiples thereof. The Company will be deemed to have accepted for payment validly tendered Notes as and when the Company gives oral or written notice thereof to the Depositary. Payment for Notes accepted for payment pursuant to the Invitation will be made by deposit of the aggregate Clearing Price therefor, plus aggregate accrued interest thereon, with the Depositary, which will act as agent for the tendering Holders for the purpose of receiving payments from the Company and transmitting such payments to the tendering Holders. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders after the Company has deposited the requisite funds with the Depositary. The Clearing Price and accrued interest will be paid in immediately available funds on the Settlement Date.

Neither the Company nor the Dealer Manager makes any recommendation as to whether or not Holders should tender their Notes under the Invitation.

The Company expressly reserves the absolute right, in its sole discretion, from time to time to purchase any Notes after the Expiration Date, through open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise on terms that may or may not differ from the terms of the Invitation.

MODIFIED DUTCH AUCTION PROCEDURES

General Instructions for Tendering Notes. The Company will purchase the Notes it accepts for purchase for a minimum of $450 per $1,000 principal amount and a maximum of $540 per $1,000 principal amount plus interest accrued but unpaid up to but not including the Settlement Date. The Company will not determine the offer price for the Notes. Each registered Holder should specify on the applicable Letter of Transmittal either no designated price or the specified price or prices (and the principal amount at each price) at which the Holder's offer to sell is being made, which price cannot exceed $540 per $1,000 principal amount of Notes. In the event that no offer price is specified, then the registered Holder will be deemed to have offered the Notes at $450 per $1,000 principal amount thereof. Beneficial owners must instruct their broker, dealer, bank, trust company or other nominee with respect to such information. The enclosed "Instructions to Record Holder" may be used for this purpose. Notes for which no specified offer price is designated or which specify a price of $450 will be accepted for purchase first. Each specified price must be expressed in dollars per $1,000 principal amount of Notes offered in increments of $5.00 between $450 and $540. Although Holders may offer to sell any or all of their Notes, the Company will not spend more than the Maximum Amount to purchase the principal amount of Notes pursuant to this Invitation and therefore may accept for purchase less than all of the offered Notes. The procedure for tendering Notes is described in more detail below.

The Company will pay a purchase price determined pursuant to a "Modified Dutch Auction" procedure. Pursuant to this procedure, offers to sell Notes tendered pursuant to the Invitation will be accepted in the following order: first, offers to sell Notes which do not specify an offer price or which specify a price of $450; next, the offers specifying the next lowest offer price for Notes; and thereafter, continuing with offers to sell Notes in order of increasing offer price, until the Company has accepted the Maximum Amount pursuant to this Invitation. The Company will pay to all Holders whose offers are accepted the highest price offered for Notes that are accepted for purchase by the Company. If the aggregate principal amount of Notes offered at the Clearing Price exceeds the principal amount to be accepted by the Company at such price under the foregoing procedure, acceptances of offers at the Clearing Price will be allocated among holders on a pro rata basis according to the principal amount so offered. In such event, however, all offers made without specifying a price or specifying a price less than the Clearing Price will be accepted by the Company, subject to the Maximum Amount limitation on the funds available to purchase the Notes (excluding accrued interest) pursuant to this Invitation. All offers of Notes above the Clearing Price will be rejected by the Company.

Making an Offer Without Specifying a Price. As described above, a Holder may offer Notes without specifying an offer price. Offers of Notes made in this manner will be accepted by the Company before any other offers to sell Notes which specify an offer price above the Minimum Offer Price are accepted. Owners who have offered Notes without specifying an offer price and whose Notes are accepted will receive the Clearing Price.

Maximum Acceptable Price. The Company has established a Maximum Offer Price for the Notes of $540 per $1,000 principal amount.

Purchase of Notes. Notes that are tendered and are accepted for purchase by the Company will be purchased at the Clearing Price, plus interest accrued but unpaid up to but not including the Settlement Date. The Settlement Date will be as soon as practicable following the date of acceptance for purchase but in no event later than the third business day following the Expiration Date.

Payment for Notes. Payment by the Company on the Settlement Date will be made in immediately available funds by deposit with the Depositary of the purchase price of the Notes accepted for purchase plus, in each case, unpaid interest accrued to (but not including) the Settlement Date. The Depositary will act as agent for the tendering Holders for the purpose of delivering Notes accepted for purchase to or on the order of the Company against receipt of payment therefor and transmitting payment to the tendering Holders whose Notes have been accepted for purchase. On and after the Settlement Date, the tendering Holders whose Notes have been purchased by the Company will cease to be entitled to receive interest on such Notes. Subject to the other terms and conditions of the Invitation, on the Settlement Date the Depositary will pay the purchase price of the Notes accepted for purchase and the unpaid interest accrued thereon (i) by wire transfer to DTC, in the case of Notes accepted for purchase which were tendered by book-entry transfer as described below or (ii) in all other cases, by check payable to the tendering Holders whose Notes have been accepted for purchase (unless a different payee is indicated under the Special Payment Instructions in the applicable Letter of Transmittal). Promptly after the Settlement Date, the Depositary will return to the tendering

Holders Notes tendered to the Depositary and not accepted for purchase by the Company. Also, as soon as practicable after the Settlement Date, the Depositary will return to any Holder who partially tendered a Note a certificate for the portion of the Note which was not tendered. The Depositary will mail all unpurchased Notes and checks by first-class mail unless such Notes and/or checks represent more than $250,000, in which case they will be mailed by registered mail and, in the case of returned Notes, insured separately for their replacement value.

Acceptance by the Company of offers of Notes tendered pursuant to the Invitation will constitute an irrevocable agreement between the offering Holder and the Company subject to all terms and conditions expressed in this Invitation. Such acceptance shall be made by notification to the Depositary, which shall be considered the agent of the offering Holder for such purpose.

PROCEDURE FOR TENDERING NOTES

Valid Tender. Notes may be tendered and will be accepted for purchase only in denominations of $1,000 principal amount and integral multiples thereof. For a Holder to validly tender Notes pursuant to the Invitation, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantee, or (in the case of a book-entry transfer) an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Invitation on or before the Expiration Date. In addition, on or before the Expiration Date either (a) certificates for tendered Notes must be received by the Depositary at such address or (b) such Notes must be transferred pursuant to the procedures for book-entry transfer described below (and a confirmation of such tender received by the Depositary, including an Agent's Message if the tendering Holder has not delivered a Letter of Transmittal). The term "Agent's Message" means a message, transmitted by DTC to and received by the Depositary and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by the Letter of Transmittal and that the Company may enforce such Letter of Transmittal against such participant. Only Holders are authorized to tender their Notes.

Letters of Transmittal and Notes should be sent to the Depositary (which is also the Trustee for the Notes) and not to the Company or the Dealer Manager.

In all cases, notwithstanding any other provision hereof, the payment for the Notes tendered and accepted for payment will be made only after timely receipt by the Depositary of certificates representing such Notes or book-entry confirmation, the Letter of Transmittal (or a facsimile thereof) properly completed and duly executed, and any required signature guarantees and other documents required by the Letter of Transmittal. If the Notes are held of record in the name of a person other than the signer of the Letter of Transmittal, or if certificates for unpurchased Notes are to be issued to a person other than the registered Holder, the certificates must be endorsed or accompanied by appropriate bond powers, in either case signed exactly as the name of the registered Holder appears on the certificates, with the signature on the certificates or bond powers guaranteed as described below.

Need for Guarantee of Signature. Signatures on a Letter of Transmittal must be guaranteed by a recognized participant (each a "Medallion Signature Guarantor") on the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program, unless the Notes tendered thereby are tendered (a) by the registered Holder of such Notes and that Holder has not completed either of the boxes entitled "Special Payment Instructions" and "Special Delivery Instructions" on the Letter of Transmittal or (b) for the account of a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office in the United States (each, an "Eligible Institution").

Book-Entry Delivery of the Notes. Within two business days after the date of this Invitation, the Depositary will establish an account with respect to the Notes at DTC for purposes of the Invitation. Any financial institution that is a participant in the DTC system may make book-entry delivery of Notes by causing DTC to transfer such Notes into the Depositary's account in accordance with DTC's procedure for such transfer. Although delivery of Notes may be effected through book-entry at DTC, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or (in the case of a book-entry transfer) an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must be transmitted to and received by the Depositary on or prior to the Expiration Date at one of its addresses set forth on the back cover of this Invitation. Delivery of such documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If a Holder desires to tender Notes pursuant to the Invitation, and time will not permit the Letter of Transmittal, certificates representing such Notes and all other required documents to reach the Depositary, or the procedures for book-entry transfer cannot be completed, on or prior to the Expiration Date, such Holder may nevertheless tender its Notes by properly completing and duly executing a Notice of Guaranteed Delivery if all the following conditions are satisfied: (i) the tender is made by or through an Eligible Institution, (ii) a Notice of Guaranteed Delivery, substantially in the form provided by the Company, properly completed and duly executed, is timely received by the Depositary on or prior to the Expiration Date, as provided below and (iii) the certificates representing all tendered Notes, or a book-entry confirmation with respect to all tendered Notes, together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, and any required signature guarantees and all other documents required by Letter of Transmittal, are received by the Depositary within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery. A Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a signature guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Withholding Tax. Under U.S. federal income tax laws, the Depositary may be required to withhold 31% of the amount of any payments made to certain Holders under the Invitation. To avoid such backup withholding with respect to cash received under the Invitation, a tendering U.S. Holder must provide the Depositary with its correct taxpayer identification number and certify that such Holder is not subject to backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. For a discussion of other federal income tax consequences to U.S. Holders, see "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" below.

General. The tender of Notes under the Invitation by one of the procedures set forth above will constitute an agreement between the tendering Holder and the Company in accordance with the terms and subject to the conditions of the Invitation.

The method of delivery of the Letter of Transmittal, certificates for Notes and all other required documents is at the election and risk of the tendering Holder. If a Holder chooses to deliver by mail, the recommended method is by registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to ensure timely delivery.

All questions as to the form of documents and the validity, eligibility (including time of receipt), acceptance for payment and withdrawal of tendered Notes will be determined by the Company, in its sole discretion, and its determination will be final and binding. The Company reserves the absolute right to reject tenders of Notes that it determines are not in proper form or the acceptance for payment of or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right in its sole discretion to waive any of the conditions of the Invitation or any defect or irregularity in the tender of Notes of any particular Holder, whether or not similar conditions, defects or irregularities are waived in the case of other Holders. The Company's interpretation of the terms and conditions of the Invitation (including the instructions in the Letter of Transmittal) will be final and binding. None of the Company, the Depositary, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or any notices of withdrawal or will incur liability for failure to give any such notification.

WITHDRAWAL OF TENDERS

Notes tendered under the Invitation may be withdrawn at any time on or before the Expiration Date.

Withdrawals of Notes will be effective only if a written or facsimile transmission notice of withdrawal and revocation is timely received by the Depositary at one of its addresses set forth on the back cover of this Invitation. The withdrawal notice must specify the name of the person who tendered the Notes to be withdrawn, contain a description of the Notes to be withdrawn, specify the certificate numbers shown on the particular certificates evidencing such Notes and the aggregate principal amount represented by such Notes, and be signed by the Holder of such Notes in the same manner as the original signature on the Letter of Transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Notes. In addition, the notice of withdrawal must specify, in the case of Notes tendered by delivery of certificates for such Notes, the name of the registered Holder (if different from that of the tendering Holder) or, in the case of Notes tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn Notes. The signature on the notice of withdrawal must be guaranteed by an Eligible Institution unless the Notes have been tendered for the account of an Eligible Institution. If certificates for the Notes to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal will be effective immediately on receipt by the Depositary of written or facsimile transmission notice of withdrawal even if physical release is not yet effected. Any Notes properly withdrawn will be deemed to be not validly tendered for purposes of the Invitation.

Withdrawal of tenders of Notes may not be rescinded, and any Notes properly withdrawn will be deemed not validly tendered for purposes of the Invitation. Properly withdrawn Notes may, however, be retendered by again following one of the procedures described in "-- Procedure for Tendering Notes" above at any time on or before the Expiration Date.

Withdrawals of Notes can be accomplished only in accordance with the foregoing procedures.

CONDITIONS TO THE INVITATION

Notwithstanding any other provision of the Invitation, the Company shall not be required to accept any Notes for purchase, and may terminate, extend or amend the Invitation and may postpone, subject to Rule 14e-l under the Exchange Act, the acceptance of Notes so tendered, if any of the following conditions exists:
(i) the occurrence of (a) in the sole judgment of the Company, any actual or threatened legal impediment (including a default under an agreement, indenture or other instrument or obligation to which the Company is a party or by which it is bound) to the purchase of Notes under the Invitation, (b) any change or development, including a prospective change or development, in the general economic, financial, currency exchange or market conditions in the United States or abroad that, in the sole judgment of the Company, has or may have a material adverse effect on the market price of the Notes or upon trading in the Notes or on the value of the Notes to the Company, (c) the institution, threat or pendency of any action or proceeding before any court, governmental regulatory or administrative agency or authority or instrumentality, or by any person, in connection with the Invitation that challenges the making of the Invitation or
(d) the occurrence or likely occurrence of any event affecting the business or financial affairs of the Company that in the Company's sole judgment would or might prohibit, prevent, restrict or delay consummation of the Invitation; or
(ii) the failure to consummate the Sale on or before the Expiration Date.

The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to such condition or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. If any of the foregoing events shall have occurred, the Company may, subject to applicable law and withdrawal rights provided for herein, (i) terminate the Invitation and return all Notes tendered pursuant to the Invitation to the tendering Holders, (ii) extend the Invitation and retain all tendered Notes until the extended Expiration Date, (iii) amend the terms of the Invitation or modify the consideration to be paid pursuant to the Invitation or (iv) waive the unsatisfied condition or conditions with respect to the Invitation and accept all validly tendered Notes. See "-- Extension, Amendments and Termination" and "-- Procedure for Tendering Notes." The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described in this section shall be final and binding on all persons. The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

EXTENSION, AMENDMENTS AND TERMINATION

The Company expressly reserves the right, at any time or from time to time, regardless of whether or not any of the events set forth in "-- Conditions to the Invitation" shall have occurred or shall have been determined by the Company to have occurred, subject to applicable law, (i) to extend the period of time during which the Invitation is open and thereby delay acceptance for payment of, and the payment for, any Notes, by giving oral or written notice of such extension to the Depositary, (ii) to terminate the Invitation early or (iii) to amend the Invitation in any respect by giving oral or written notice of such amendment to the Depositary.

There is no assurance that the Company will exercise its right to extend the Invitation. The Company expressly reserves the right, in its sole discretion, to terminate the Invitation. Any extension, waiver, amendment or early termination will be followed as promptly as practicable by the public announcement thereof, with the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date. Without limiting the manner in which the Company may choose to make any public announcement, the Company will have no obligation to publish or communicate any such public announcement other than by issuing a release to the Dow Jones News Service. If the Company terminates the Invitation, all Notes tendered and not accepted for payment will be returned promptly to the tendering Holders. If the Invitation is withdrawn or otherwise not completed, the Clearing Price will not be paid or become payable to Holders of the Notes who have tendered their Notes. See "-- Conditions to the Invitation."

                             CERTAIN CONSIDERATIONS

In deciding whether to participate in the Invitation, each Holder should consider carefully, in addition to the other information contained herein, the following:

BACKGROUND OF THE SALE AND INVITATION

Over the past year, the Company has implemented a strategic restructuring plan to divest itself of all of its non-core assets. The plan started with the sale of Brookstone Homes which closed in February 2001 and included the sale or disposition of five non-core operations and the repayment of $45.8 million aggregate principal amount of the Notes, resulting in a core company with three regions operating in ten markets. Under the Company's business plan, the Company intended to continue to operate all of its core assets.

The economy, which had already been trending downward, is now facing heightened uncertainty as a result of the tragic events of September 11th. This uncertainty has had a significant negative effect already on net new orders and the Company expects it to continue to affect closings and new orders for the duration of the current fiscal quarter and for the foreseeable future. For the core operations, new orders decreased 15.7% for the third quarter 2001 to 380 homes. For the first two months of the third quarter 2001 (July and August 2001) new orders generated from the core operations were 11.5% ahead of the same two-month period in 2000. However, September and October saw a reversal of this positive trend as new orders were down 67.3% and 29.0% for September and October, respectively, when compared to the prior year. The markets most adversely affected in September and October 2001 were Denver and Charlotte.

The Notes are payable in full at maturity in May 2003. There is substantial risk that the Company will not be able to repay the Notes from operating cash flow or be able to refinance the Notes upon maturity on similar or any terms. In addition, through the end of the first quarter of 2002, 64.5% of the Company's homebuilding secured revolving credit facilities (representing approximately $130 million in committed funding) is scheduled to mature. The balance of approximately $72 million of such credit facilities is scheduled to mature throughout the balance of 2002. There is substantial risk that the Company will not be able to successfully renew these facilities in a timely fashion or on terms favorable to the Company, especially in light of the maturity date of the Notes. Therefore, the Company determined that it needs to sell two of its core subsidiaries to address, in part, the refinancing issues facing the Company.

The Company is conducting negotiations, and has entered into an exclusivity arrangement, with a prospective purchaser for the sale of its ownership interests in Galloway and Sunstar (the "Sale"). The two businesses represented approximately 21.1% of the Company's consolidated assets as of September 30, 2001, and approximately 28.4% of the Company's consolidated EBITDA over the first nine months of 2001. The Company expects that it will incur an estimated pre-tax loss of approximately $22 million in the event the Sale is consummated. In the event that the Sale is completed, the Company's remaining operations will be comprised of Wilshire Homes, with operations in Texas, The Genesee Company, with operations primarily in Denver, Colorado and Iacobucci Homes, with operations primarily in Philadelphia, Pennsylvania. In accordance with the terms of the Indenture, on November 14, 2001, the Company designated Wilshire Homes an unrestricted subsidiary.

The Company has in the past entered into letter agreements with the holder of a majority of its Supplemental Warrants to amend the Supplemental Warrants held by such majority owner to limit the number of warrants which may be exercised by such warrantholder and its affiliates prior to a certain date, and thus avoid the obligation of the Company to make a "Change of Control Offer" to the Noteholders under the Indenture. The Company and such warrantholder acting together have the right to agree to further extensions of the exercise date.

ABILITY TO MAKE RESTRICTED PAYMENTS

The Company is now in compliance with the consolidated fixed coverage ratio under the Indenture. Consequently, the terms of the Indenture permit and the Company intends, within the fourth quarter of 2001, to pay accrued and unpaid dividends and make mandatory redemptions on its preferred stock aggregating $3.6 million. Further, the Company is obligated, to the extent it may legally be able to do so, to make regularly scheduled dividend payments on its preferred stock thereafter. In addition, to the extent the Company has sufficient availability under the restricted payment covenant of the Indenture, the Company may make additional restricted payments.

RISK OF NON-CONSUMMATION OF SALE

The Company is conducting negotiations, and has entered into an exclusivity arrangement, with a prospective purchaser for its ownership interests in Galloway and Sunstar. The closing of the Sale is subject to the satisfactory completion of due diligence by the prospective purchaser, the negotiation of a definitive purchase agreement and other definitive documentation, approval of the Sale by the Company's board of directors, and other customary closing conditions. The Company can provide no guarantee or assurance that the Sale (i) will close, (ii) will generate the requisite net proceeds to the Company or
(iii) will be consummated within the requisite timeframe. Assuming the satisfaction of all the conditions, the Company's objective is to close the Sale by the Expiration Date. If the Sale is not consummated, the Company is not obligated to accept any Notes for purchase and may, among other things, terminate the Invitation.

FAILURE TO PURCHASE TENDERED NOTES WITH SALE PROCEEDS

It is the intention of the Company, in the event the proceeds of the Sale are not used to repurchase the Notes pursuant to the Invitation, to apply such proceeds to either (i) the repayment of secured indebtedness of the


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Company or of its "Restricted Subsidiaries" (as such term is defined in the
Indenture under which the Notes were issued (the "Indenture")) or (ii) the purchase of other assets or properties to be used in the Company's or such Restricted Subsidiaries' business. If the Company were to reduce outstanding secured indebtedness under its lines of credit, there is no assurance that Company would reduce the commitments available under such lines of credit. If the Company were to reinvest in replacement assets or properties, there is no assurance that following such reinvestment the Company would have sufficient liquidity in order to repay the Notes at their scheduled maturity. In the event that the net proceeds of the Sale were not used to repurchase the Notes pursuant to the Invitation or otherwise applied as provided above within one year following the Sale, the Company would be required, under the terms of the Indenture, to apply such proceeds (to the extent they equal $5 million or more), to the repurchase of the Notes at par value.

LIMITED MARKET FOR NOTES

The Notes are not listed on any public securities exchange or reported on a national quotation system. To the extent that Notes are tendered and accepted in the Invitation, the trading markets for the Notes that remain outstanding may become more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller "float") may command a lower price than would a comparable debt security with a greater float. Therefore, the market price for Notes not tendered or not purchased may be affected adversely to the extent the amount of Notes tendered and purchased under the Invitation reduces the float of the Notes. The reduced float may also tend to make the trading price more volatile. There is a risk that no trading market will exist for the Notes following the Company's purchase of offered Notes after the Expiration Date. The extent of the market for the Notes following consummation of the Invitation would depend on the number of Holders that remain at the time, the interest in maintaining a market in the Notes on the part of securities firms and other factors.

ADVERSE MARKET CONDITIONS AND LIQUIDITY CONCERNS

Through the end of the first quarter of 2002, 64.5% of the Company's homebuilding secured revolving credit facilities (representing approximately $130 million in committed funding) is scheduled to mature. The balance of approximately $72 million of such credit facilities is scheduled to mature throughout the balance of 2002. There is substantial risk that the Company will not be able to successfully renew these facilities in a timely fashion or on terms favorable to the Company. The Notes are payable in full at maturity in May 2003. There is substantial risk that the Company will not be able to repay the Notes from operating cash flow or be able to refinance the Notes upon maturity on similar or any terms. In connection with these concerns, the Company has in the past and will in the future explore strategic alternatives including, among other things, a sale of its other core divisions and/or a sale of all or substantially all of the Company's assets or its equity securities. Any such strategic alternative may be implemented within a bankruptcy case or otherwise.

                           SOURCE AND AMOUNT OF FUNDS

The Company intends to use substantially all of the net proceeds from the Sale to finance the purchase of the Notes pursuant to the Invitation and pay related costs and expenses. Availability of funds from the closing of the Sale is a condition to the Company's obligations to purchase the Notes pursuant to the Invitation. See "TERMS OF THE INVITATION -- Conditions to the Invitation."

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following summary is a general discussion of certain United States federal income tax consequences applicable under current law to the sale of Notes under the Invitation by Holders who are United States persons. For purposes hereof, the term "Holder" means a beneficial owner of a Note that, for United States federal income tax purposes, is (i) a citizen or resident of the United States,
(ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is includable in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary

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

supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. The discussion does not deal with special classes of Holders like dealers in securities or currencies, traders in securities that are not United States Holders, persons holding Notes as a hedge or who have otherwise hedged the risk of holding Notes, persons whose functional currency is the United States dollar or persons holding Notes as part of a straddle or in connection with a conversion transaction. In addition, the discussion does not describe any tax consequences arising out of the laws of any state or local or foreign jurisdiction. This discussion assumes that the Notes are held as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended. Holders should be aware that the Company has not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in this discussion, and there is a risk that the Service will not agree with these statements and conclusions.

Sale of Notes Under the Invitation. The sale of a Note by a Holder under the Invitation will be a taxable transaction for federal income tax purposes. A Holder generally will recognize gain or loss in an amount equal to the difference between the amount of consideration received for such Note, other than the portion of the amount that is properly allocable to accrued interest, which will be taxed as ordinary interest income, and the Holder's adjusted tax basis in the Note. A Holder's adjusted tax basis in a Note generally will equal the cost of the Note to the Holder, increased by the amounts of any market discount or original issue discount previously included in income by the Holder with respect to the Note and reduced by any amounts previously deducted with respect to amortizable bond premium relating to the Note. The gain or loss will be capital gain or loss (and will be long-term capital gain or loss if the Note has been held for more than one year), except that a portion of such gain may be treated as ordinary income to the extent of any accrued market discount on such Note not previously included in income. Holders should be aware that the deductibility of capital losses is subject to certain limitations.

Backup Withholding and Information Reporting. A Holder may be subject to backup withholding at a rate of 31% on payments received with respect to accrued interest and the sales proceeds of the Notes (including any premium) unless the Holder (i) is exempt from such withholding or (ii) completes the substitute Form W-9 provided in the Letter of Transmittal, certifying under penalties of perjury that the taxpayer identification number provided is correct (or the Holder is awaiting assignment of a taxpayer identification number) and providing other required information. Any amount withheld under the backup withholding rules will be allowable as a refund or credit against the Holder's United States federal income tax liability.

Holders should consult their own tax advisors with regard to the tax consequences of the adoption of the sale of Notes.

                          DEALER MANAGER AND DEPOSITARY

The Company has retained Banc of America Securities LLC to act as Dealer Manager in connection with the Invitation and The Bank of New York to act as Depositary in connection with the Invitation. The Depositary also serves as the Trustee for the Notes. The Depositary will receive customary fees for its services in connection with the Invitation. The Company has agreed to reimburse the Dealer Manager and the Depositary for their out-of-pocket expenses and to indemnify them against certain liabilities, including liabilities under federal securities laws.

The Dealer Manager may trade the Notes for its own account and/or the accounts of its customers. Accordingly, the Dealer Manager may hold a long or short position in the Notes at any time.

Affiliates of the Dealer Manager have from time to time provided financing to the Company and its affiliates, and may provide other investment banking services to the Company and its affiliates. Affiliates of the Dealer Manager have received and will receive customary fees for such financing.


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

Neither the Dealer Manager nor the Depositary assumes any responsibility for the accuracy or completeness of the information concerning the Company contained in this Invitation or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of such information.

No fees or commissions have been or will be paid to any broker, dealer or other person, other than the Dealer Manager, the Information Agent and the Depositary, in connection with the Invitation.

                              AVAILABLE INFORMATION

The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Additionally, the Commission maintains a web site on the Internet that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of this site is http://www.sec.gov.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Annual Report on Form 10-K for the year ended December 31, 2000, which has been filed by the Company with the Commission (File No. 0-28024), the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001, and the Current Reports on Form 8-K dated July 13, 2001, May 15, 2001, and September 11, 2001, are incorporated herein by reference. All documents filed by the Company under Section 13(a), 13(c), or 14 or 15(d) of the Exchange Act after the date hereof and before the Expiration Date will be deemed to be incorporated by reference into this Invitation and to be a part hereof from the date filed.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed modified or superseded for purposes of this Invitation to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, a part of this Invitation.

The Company will provide without charge to each person to whom a copy of this Invitation is delivered, on written or oral request of such person, by first class mail or other equally prompt means within one business day of receipt of the request, a copy of any of the documents that are incorporated by reference herein, other than exhibits to those documents (unless the exhibits are specifically incorporated by reference into the documents). Requests for additional materials should be directed to D.F. King & Co., Inc., the Information Agent, at 77 Water Street, 20th Floor, New York, New York 10005, telephone (800) 714-3305 or (212) 269-5550 (collect).

Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and any other required documents should be sent or delivered by each Holder or such Holder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:


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


                             THE BANK OF NEW YORK


     By Registered or                     By Facsimile:
     Certified Mail,                   The Bank of New York
  Overnight Courier, or                   Reorganization
         By Hand:                           Department
   The Bank of New York               Attn: William Buckley
      Reorganization                      (212) 235-2261
        Department
  Attn: William Buckley               Confirm by telephone:
  15 Broad Street, 16th                   (212) 235-2352
          Floor
    New York, New York                For information, call:
          10286                           (212) 235-2352



Questions and requests for assistance or for additional copies of this Invitation and the Letter of Transmittal may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Invitation.

                  The Information Agent for the Invitation is:

                              D.F. KING & CO., INC.

                           77 Water Street, 20th Floor
                            New York, New York 10005
                 Banks and Brokers Call Collect: (212) 269-5550
                    All Others Call Toll Free: (800) 714-3305

                    The Dealer Manager for the Invitation is:

                         BANC OF AMERICA SECURITIES LLC

                        HIGH YIELD SPECIAL PRODUCTS GROUP
                             100 North Tryon Street
                         Charlotte, North Carolina 28255
                            (704) 388-4807 (collect)
                                       or
                           (888) 292-0070 (toll free)




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